UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period _____________________ to _____________________

Commission file number 1-13810

SOCKET MOBILE, INC. 401(k) PLAN
(Full title of the plan)

SOCKET MOBILE, INC.
(Name of the issuer of the securities held pursuant to the Plan)

39700 Eureka Drive,
Newark, CA 94560
(Address of principal executive office of the issuer)

Socket Mobile, Inc. 401(k) Plan
(Formerly Socket Communications, Inc. 401(k) Plan)

Financial Statements

December 31, 2007 and 2006

SOCKET MOBILE, INC. 401(k) PLAN

Financial Statements
December 31, 2007 and 2006

Table of Contents
Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Signatures	8
Exhibit 23	9
Supplemental schedules are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Socket Mobile, Inc.
401(k) Plan

We have audited the financial statements of the Socket Mobile, Inc. 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 19, 2008

SOCKET MOBILE, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets:
Investments, at fair value	$3,528,377	$3,403,806
Participant loans	44,778	34,658

Assets held for investment purposes	3,573,155	3,438,464

Participants' contribution receivable	---	10,681

Net assets available for benefits	$3,573,155	$3,449,145

See notes to financial statements.

SOCKET MOBILE, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2007	2006
Additions to net assets attributed to:
Investment income:
Dividends and interest	$282,180	$188,290
Net realized and unrealized appreciation (depreciation) in fair value of investments	(117,070)	192,481
	165,110	380,771

Participants' contributions	479,225	411,278

Total additions	644,335	792,049

Deductions from net assets attributed to withdrawals and distributions	520,325	80,015

Net increase in net assets	124,010	712,034

Net assets available for benefits:
Beginning of year	3,449,145	2,737,111

End of year	$3,573,155	$3,449,145

See notes to financial statements.

SOCKET MOBILE, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Socket Mobile, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1996 by Socket Mobile, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. Effective April 23, 2008, the Socket Communications, Inc. 401(k) Plan was renamed the Socket Mobile, Inc. 401(k) Plan. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration - Under the terms of the Plan, a group of designated officers of the Company act as the trustee. The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator to process and maintain the records of participant data. Reliance Trust Company (Reliance) is the custodian of the Plan. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by the custodians and invested based solely upon instructions received from participants. The Company's common stock was an investment option prior to November 30, 2003. Effective November 30, 2003, new contributions are no longer allowed in the Socket Mobile, Inc. Common Stock Fund, unless approved by the Plan trustee.

The Plan's investments in mutual funds and Socket Mobile, Inc. common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value. In 2005, the Plan invested in a group trust that entered into a benefit-responsive investment contract with MetLife Insurance Company. The assets are invested in a separate MetLife account. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. Such interest rates are reviewed on a quarterly basis for resetting. MetLife will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. The investment contract has no maturity date. This investment is presented at fair value which approximates contract value. The average yields on this investment contract are presented in the table below.

	2007	2006
Average yields based on actual earnings	6.17%	5.27%
Interest rate credited to participants as of Plan year end	4.65%	4.80%

Income taxes - The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company's common stock, which was limited to existing investments commencing November 30, 2003, and any additional investments in the Company's common stock allowed only upon approval by the Plan trustee. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute up to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make qualified non-elective matching contributions as defined in the Plan. No qualified non-elective matching contribution has been made for the years ended December 31, 2007 and 2006.

Vesting - Participants are fully vested in their account at all times.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on eligible employee compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount, installments, employer securities or other marketable securities equal to the value of the participant's account. The Plan allows for the automatic lump sum distribution of participant account balances that do not exceed $1,000.

Loans to participants - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's account balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Plan administrator. Outstanding loans at December 31, 2007 carry interest rates ranging from 7.25% to 8.25%.

NOTE 3 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan's net assets at December 31, 2007 and 2006:

	2007	2006

Lord Abbett Mid Cap Value Fund A	$604,595	$677,224
MFS Total Return Fund A	237,554	222,310
Vanguard 500 Index Fund	821,530	797,791
First American Prime Obligations Fund	169,091	208,331
Lord Abbett Affiliated A	207,385	164,957
Columbia Acorn Fund A	388,605	364,433
American Funds Growth Fund of America R4	403,688	325,309
American Funds EuroPacific Growth Fund R4	453,073	316,637
Socket Mobile Common Stock	134,612	188,464
Other funds individually less than 5% of net assets	153,022	173,008
Total	$3,573,155	$3,438,464

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31, 2007 and 2006:

	2007	2006

Common stock	$(50,284)	$12,973
Mutual funds	(66,786)	179,508
Total	$(117,070)	$192,481

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Prior to November 30, 2003, the Plan allowed participants to elect to invest a portion of their account in the common stock of the Company. Commencing November 30, 2003, existing investments in the common stock of the Company by participants can be retained, but additional investments are not allowed unless approved by the Plan trustee. Aggregate investment in Socket Mobile, Inc. common stock at December 31, 2007 and 2006 was as follows:

Date	Number of shares	Cost	Fair value
2006	168,271	$268,600	$188,464
2007	164,165	$262,104	$134,612

NOTE 5 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOCKET MOBILE, INC. 401(k) PLAN
(Name of Plan)

Date: June 19, 2008	/s/ David W. Dunlap
David W. Dunlap Vice President of Finance and Administration and Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)